Mail Stop 4720

November 25, 2009

By US Mail and facsimile to (239) 263-4543

Stephen J. Gilhooly
Chief Financial Officer and Treasurer
TIB Financial Corp.
599 9th Street North
Naples, FL 34102

> **Re:** **TIB Financial Corp.**
> **Form 10-K For Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-21329**

Dear Mr. Gilhooly:

   We have reviewed your response dated November 3, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 11. Executive Compensation
Compensation Discussion and Analysis, page 11 of Definitive Proxy Statement on Schedule 14A

1.   We have reviewed your revised compensation disclosure and are unable to conclude that you do not take into account quantitative factors. For example, you repeatedly refer to four "qualitative" short term financial goals; however, these goals are quantitative in nature (increases in earnings per share and return on average equity, maintenance of asset quality, asset and deposit growth, and operating efficiency). Additionally, you discuss "financial measures," "financial and operational goals" and "financial results" as factors considered along with qualitative factors but you do not disclose what these quantitative components are. Please revise your disclosure to fully address these inconsistencies.

   Please also revise to clarify when and how qualitative metrics such as short term non-financial goals and strategic objectives are used by the Compensation Committee to determine compensation levels.

Throughout your disclosure, you state that the Compensation Committee assessed the "projected results of the Company for 2008 and the inability to meet the four qualitative short term goals" and therefore did not establish "quantitative financial performance targets" and "determined that none of the Senior Officers would be eligible for cash bonus incentive compensation." It would seem that the short term financial goals you have outlined in your CD&A would not have been knowable at the time the Compensation Committee would have established performance goals. Furthermore, you state that if the short term financial goals had been met, senior officers would have been paid in accordance with the parameters set forth in the section entitled "Annual Incentive Compensation." You also state that the "Compensation Committee sets minimum payout, target payout and maximum payout levels for the annual incentive compensation." Despite the fact that incentive compensation was not paid for 2008, this disclosure should be included in the Grants of Plan-Based Awards table since the award date is the date the Compensation Committee established the payout levels for officers.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney